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August 10, 2007

VIA EDGAR, FAX AND FEDERAL EXPRESS

Ms. Kathryn Jacobson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3720

Washington, DC 20549

Re:	Viacom Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File No. 1-32686

Dear Ms. Jacobson:

On behalf of our client, Viacom Inc. (“Viacom” or the “Company”), set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated July 17, 2007 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2006. For the purposes of this letter, the Company refers to its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 as its “Annual Report on Form 10-K.” For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

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MUNICH      |      NEW YORK      |      PARIS      |      ROME      |      SAN FRANCISCO      |      SÃO PAULO      |      SINGAPORE      |      TOKYO      |      TORONTO      |      WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

Operating Activities, page 49

1.

Tell us your analysis of the shared arrangements based on your consideration of items (a) through (c) of paragraph 92 of SOP 00-02. It is unclear to us how, under any of the cited scenarios, a sale of a partial copyright interest in a slate of films could be accounted for as an immediate reduction of the film cost.

In establishing its accounting policy for film financing arrangements, the Company has considered the guidance in items (a) through (c) of paragraph 92 of SOP 00-2 “Accounting by Producers or Distributors of Films” (“SOP 00-2”). The Company respectfully notes that the shared arrangements referenced in items (a) through (c) of paragraph 92 of SOP 00-2 are not applicable to the Company’s film funding arrangements including the **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** film funds (“the film funds”). Specifically, in respect of items (a) and (b) of paragraph 92 of SOP 00-2, under these film funding arrangements, the **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** film funds are purchasing a partial copyright interest directly in particular films and not purchasing an interest in a legal entity which owns the film.

Accordingly, as the film funds are not purchasing an interest in a legal entity, the Company does not believe the authoritative accounting guidance for joint venture or consolidation accounting is relevant to the Company’s film financing arrangements including **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**. Furthermore, the Company does not believe the terms of the arrangements with the film funds represent a financing arrangement as referenced in item (c) of paragraph 92 of SOP 00-2 as the **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** film funds purchase a copyright interest in a particular film which the Company has no obligation to repay. Rather, the film funds recover their investment only in those instances where the particular film’s revenues are above its production and distribution costs.

In addition to the guidance in items (a) through (c) of paragraph 92 of SOP 00-2, the Company considered treating the proceeds received from the sale of the partial copyright interest as a component of ultimate revenues in accordance with paragraphs 38 through 40 of SOP 00-2. The Company reached the determination, however, that the form and economic substance of the film financing arrangements do not constitute revenue from distribution activities associated with the exploitation of a film covered by the guidance in paragraphs 38 through 40 of SOP 00-2. The Company believes its conclusion in this regard is consistent with the agreements between the film funds and the Company to jointly own the intellectual property prior to the production of the films.

Accordingly, proceeds received by the Company from the film funds are reflected in the Company’s balance sheet as a component of cash with a corresponding reduction to the carrying value of the film inventory to reflect the sale of the partial copyright interest in the film. Since the

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

proceeds from the sale are equal to the cost of the film multiplied by the percentage interest in the asset sold, no gain or loss results to the Company from the sale transaction.

The Company believes that the recognition of the sale at the date the copyright interest is sold and proceeds are received is appropriate, as the proceeds received by the Company from the film funds are non refundable and the Company has satisfied all conditions to the sale as of the date of sale.

Tell us your consideration of each Film Fund as a variable interest entity. Refer to FIN 46(R).

**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** hold the partial copyright interests purchased in each film. The Company is not an investor in **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** and, accordingly, does not hold a variable interest in the film funds. Due to the absence of the Company’s participation in the film funds, the Company believes that the guidance in FASB Interpretation No. 46(R) “Consolidation of Variable Interest Entities” is not applicable to the Company in respect of the film funds.

Tell us the nature of the amounts due to the Film Funds (included in each film’s participation costs) in addition to the investors’ share of economic returns in accordance with their film percentage investment.

Under the agreement, **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** share exclusively in the **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** of each film in accordance with their ownership percentage. For example, if the investors in the **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** film fund purchased a 25% copyright interest in a film for $20 million which **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** investors would receive **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** and thus experience a loss on their investment **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**. The Company has no obligations to pay any other amounts to the film funds **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**.

Off-Balance Sheet Arrangements, page 54

2.

Please disclose off-balance sheet transactions related to your securitization arrangements, including the original amount and outstanding balance of off-balance sheet receivables sold and off-balance sheet debt, if any, incurred by special purpose entities to acquire the subject receivables.

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

The Company respectfully notes that Item 303(a)(4) of Regulation S-K defines an off-balance sheet arrangement as any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the registrant is a party. The Company respectfully notes that this guidance is not applicable to its securitization arrangements as the bankruptcy remote entities in which the Company holds a retained interest in account receivables are consolidated by the Company.

In respect of the Off Balance Sheet Arrangements disclosure included within the Management's Discussion and Analysis section (“MD&A”) of the Company’s 2006 Form 10-K, the reference to the Company’s securitization program was included as a means of highlighting to readers of the Company’s financial statements the sale of receivables by the Company and thus the exclusion of these receivables from the Company’s Consolidated Balance Sheets. In future filings, the Company will either further clarify the disclosure relating to, or will remove references to, the securitization programs in the Off Balance Sheet Arrangements section of the Company’s MD&A.

Fair Value Measurement

Goodwill and Indefinite-lived Intangible Assets, page 58

3.	We note your response to prior comment 3. Tell us your consideration of MTV Networks International or MTV Networks Domestic or any of its business units (i.e. channel groups) as a reporting unit.

The Company respectfully submits that MTV Networks operates its business as a portfolio of cable channels which share core assets and other resources including programming, research, advertising and affiliate sales functions, and support activities such as technology, human resources and finance. Accordingly, the Company believes the centralized manner in which MTV Networks operates results in the components of the business being economically interdependent. As a result, the Company believes the most appropriate manner to assess the recoverability of goodwill is at the overall operating segment level.

In reaching this determination, the Company considered the guidance in paragraph 30 of SFAS 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) which states that a “reporting unit is an operating segment or one level below an operating segment.” It further states that “a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.” In accordance with such guidance, the Company considers channel groups (i.e. Music, Kids and Family, Entertainment and International) components of the business which are one level below the MTV Networks operating segment. The Company, however, does not consider the channel groups reporting units of the MTV Networks operating segment as the channel groups do not constitute businesses.

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

In reaching the conclusion that the channel groups do not constitute businesses, the Company considered the guidance in EITF No. 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” (“EITF 98-3”), which states: “A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations (emphasis added) after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing outputs to its customers.”

EITF 98-3 also states “A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items (inputs, processes and outputs) such that it is not possible for the set to continue normal operations (emphasis added) and sustain a revenue stream by providing its products and/or services to customers. However, if the excluded item or items are only minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing item(s)), then the transferred set is capable of continuing normal operations and is a business. The assessment of whether excluded items are only minor should be made without regard to the attributes of the transferee and should consider such factors as the uniqueness or scarcity of the missing element, the time frame, the level of effort, and the cost required to obtain the missing element.”

The Company respectfully directs the Staff to the Company’s EITF 98-3 analysis provided in response to question 3 of the Company’s letter to the Staff dated May 22, 2006 which the Company notes was performed for individual cable channels but also believes is equally applicable to channel groups. This analysis details the reasons the various channels, and similarly, the channel groups, do not have the requisite inputs, processes and outputs taken as a whole to be considered self-sustaining businesses. Accordingly, the components of the MTV Networks operating segment do not meet the definition of a reporting unit as defined in paragraph 30 of SFAS 142 and as a result the Company considers the MTV Networks operating segment to also be the reporting unit.

Note 4. Business Combinations, page 82

Sale of Dreamworks Live Action Film Library, page 82

4.

We note your response to comment 7. In order to obtain a better understanding of the appropriateness of your accounting regarding the acquisition of Dream Works and the subsequent sale of a 51% of DW Funding, please provide us with the following information:

Tell us the business rationale for acquiring 100% of DW Funding and the subsequent sale of 51% of DW Funding. Tell us why you did not purchase a 49% interest in DW Funding at the date you acquired DreamWorks.

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

The Company acquired 100% of DreamWorks L.L.C. (“DreamWorks”) in a transaction that closed on January 31, 2006. Among the assets acquired from DreamWorks was the DreamWorks live action film library consisting of 59 DreamWorks feature films released prior to September 16, 2005 (the “film library”). At the closing of the Company’s acquisition of DreamWorks, and previously under prior DreamWorks ownership, the film library was legally owned by DW Funding, a wholly owned subsidiary of DreamWorks. Therefore when the Company acquired DreamWorks, it acquired DreamWorks’ 100% interest in DW Funding. **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**.

The Company pursued the acquisition of DreamWorks with the intention to sell the film library at an acceptable price and close concurrently with, or shortly after, the closing of the acquisition. Ultimately, negotiations with potential buyers for the film library were not finalized at January 31, 2006 and the Company decided to consummate the acquisition of DreamWorks at that time even though it had not reached an agreement to sell the film library. Thus, the acquisition of DreamWorks and the sale of the film library could not each be closed on January 31, 2006, and the film library was ultimately sold in a transaction that closed on May 5, 2006.

**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**.

In connection with the allocation of the purchase price, tell us whether the $295 million allocated to goodwill includes goodwill related to the operations of the 49% films library owned by DW Funding.

As discussed above, in connection with the acquisition of DreamWorks, the Company acquired the DreamWorks live action film library. The Company publicly disclosed at the time of the acquisition its intention to sell the film library. For purposes of allocating the purchase price of the DreamWorks acquisition to assets acquired and liabilities assumed, the fair value of the film library was reflected at the estimated net cash inflows projected to be generated from the exploitation of the film library. Utilizing this discounted cash flow valuation methodology, the Company derived and recorded a fair value of approximately **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** million for the film library.

As the film library is an asset and not a self-sustaining business, in accordance with the guidance in paragraph 6 of EITF 98-3 the Company does not believe any of the $295 million of goodwill resulting from the acquisition of DreamWorks pertains to the film library.

Based on the disclosures provided in your filings of your December 31, 2006 10-Ks and interim 10-Qs, it is unclear to us how the sale of the 51% interest in DW Funding and your retention of a 49% interest in DW Funding were legally structured. In this regard, we note disclosures indicating that you sold a 51% ownership interest in DW

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

Funding and disclosures indicating that you sold 51% of the films Library. Please clarify to us in detail.

At the time of the Company’s acquisition of DreamWorks, DW Funding was a 100% owned subsidiary of DreamWorks. Also at the time of acquisition, DW Funding held the legal ownership of the film library. As noted above, such legal structure was established by the former owners for purposes of having DW Funding secure debt financing utilizing the film library as collateral. The Company assumed the secured debt of DW Funding outstanding at the time of the acquisition of DreamWorks on January 31, 2006.

Accordingly, the Company has used DW Funding and the film library interchangeably in its disclosures. The Company will conform disclosures in future filings, however, to refer to the disposal transaction as the sale of DW Funding to reflect the legal form of the transaction.

In May 2006, immediately prior to the sale of DW Funding to Soros Strategic Partners L.P. (“Soros”) and Dune Entertainment II L.L.C. (“Dune”), the Company repaid the outstanding secured debt of DW Funding. DW Funding, whose assets consisted principally of the intellectual property and inventory related to the film library, was subsequently sold to Soros and Dune for cash proceeds of approximately $675 million and the retention of a 49% continuing equity interest in DW Funding. The proceeds paid to the Company for the sale of DW Funding were generated principally through **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** million of debt financing borrowed by DW Funding from third party banks, Soros and Dune at the time of closing. The remaining proceeds were raised through the sale of the interest in DW Funding at the time of closing of approximately $7 million from Soros and Dune.

We note your disclosure stating that DW Funding is a VIE, but that you are not the primary beneficiary. Provide us with your detailed analysis of FIN 46R supporting your conclusion that you are not the primary beneficiary of DW Funding. In this regard, we note that in addition to the 49% ownership interest you retained in DW Funding, you also entered into a 5 year distribution agreement with DW Funding under which you receive a fee based upon a percentage of gross receipts that recovers expended distribution and marketing costs on a film-by-film basis prior to any participation payments to DW Funding. We also note that per EITF 99-19, you determined that you are the primary obligor under the distribution agreement based on an evaluation of the party that has the substantial risks and rewards of ownership under the arrangement.

The capital structure of DW Funding immediately after the closing of the purchase of the film library from Viacom was as follows:

Type of Financing	Amount (Millions)
**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC.

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

PURSUANT TO RULE 83**
Subtotal Debt	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**

Equity – Viacom (49%)	$7.4
Equity – Soros/Dune (51%)	7.6
Subtotal Equity	$15.0

Total Financing	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**

Based upon the level of equity investment at risk as enumerated above, the Company has concluded DW Funding is a variable interest entity in accordance with paragraph 5(a) of FASB Interpretation 46(R) “Consolidation of Variable Interest Entities” (“FIN 46(R)”). Upon determining the status of DW Funding as a variable interest entity, the Company identified the following variable interests:

1.	Distribution fees paid to Viacom or its affiliate that provide services under the distribution agreement;

2.	Third party holders of the senior bank debt;

3.	Mezzanine A and B debt held by Soros and Dune;

4.	Viacom’s guarantee of the Mezzanine B debt; and

5.	Soros and Dune (collectively 51%) and Viacom (49%) as equity holders

Taking into consideration the Company’s $7.4 million equity investment and the Company’s guarantee of the **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** million Mezzanine B debt, relative to the total capital of **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** million, the Company has approximately **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** of the total capital at risk in DW Funding.

The Company subsequently engaged an investment bank to perform expected loss calculations of DW Funding and compute the share of the expected losses to be absorbed by the variable interest holders. As noted above, the Company guaranteed the Mezzanine B debt and is therefore the party that would absorb the expected losses on the Mezzanine B debt. As a result, in computing the expected losses to be absorbed by the Company, expected losses applicable to the Mezzanine B debt were allocated to the Company.

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

The calculation of expected losses was performed using an option pricing model designed to determine expected losses in a manner consistent with Appendix A of FIN 46(R). The option pricing model computes expected losses as the cost of purchasing an option to sell an asset/entity at the end of the expected term generating a return equal to the risk free rate. Key assumptions utilized in the DW Funding option pricing model include the use of a risk free rate, a 5 year term to match the term of the distribution agreement and an appropriate volatility assumption to reflect the underlying volatility of a portfolio of film assets which constitutes a film library. The option pricing model was utilized to allocate DW Funding’s expected losses to each of the variable interest holders.

Utilizing the option pricing model methodology, the Company’s variable interests in DW Funding were calculated to absorb approximately **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** of the total expected losses. Since the Company does not absorb the majority of the expected losses, it does not qualify as the primary beneficiary and thus it is not required to consolidate DW Funding under the provisions of FIN 46(R).

It is unclear to us why the carrying value of your 49% investment in DW Funding is only $7 million. In this regard, it appears that (1) at the acquisition date of DreamWorks, you allocated to the film library owned by DW Funding 100% of its fair value and; (2) at the date of the sale of 51% of DW Funding, you reduced the carrying value of your film library by $675 million representing 51% of the fair value of the films library. Therefore, it is unclear why you did not record the 49% retained interest in the films library as part of the carrying value of your equity method investment in DW Funding. Please advise or revise.

The Company respectfully notes that, as detailed below, DW Funding incurred significant indebtedness to finance the purchase of the film library from the Company. The $7.4 million investment in DW Funding recorded by the Company represents its purchase price for a 49% equity interest in this entity after it incurred the indebtedness referred to above.

($ in millions)
Fair value of film library at date of acquisition of DreamWorks	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**

Less: Reduction in fair value due to exploitation of the film library from February 1, 2006 through May 4, 2006 and retention of distribution rights by the Company Fair value of the film library	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**

Indebtedness incurred by DW Funding to fund the purchase of the film library	**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

Equity value of DW Funding immediately following the closing	$ 15

Fair value of Viacom’s 49% equity interest	$ 7.4

Note 9. Securitization of Receivables, page 87

5.

We note your response to prior comment 8. In this regard, tell us in greater detail your basis for estimating the formulaic reserve and whether it equates to your subordinated interest. Refer to paragraph 59 of SFAS 140.

The formulaic reserve, referenced in the Company’s response to prior comment 8, is a defined term in the securitization agreements and is one component of an overall computation which determines the maximum amount of receivables the investors are required to purchase at the inception of the program and at reinvestment intervals throughout the term of the revolving period securitizations. The level of receivables the investors are required to purchase is capped under both arrangements if the result of the formulaic computation exceeds specific dollar thresholds (i.e., $650 million in the case of Viacom Receivables I Corporation and $300 million in the case of Viacom Receivables V Corporation). Historically, due to the quality of the receivables underlying the securitization programs, the impact of the formulaic reserve on the computation of the maximum amount of receivables the investors are required to purchase has been de minimis. Furthermore, due to the quality of the receivables underlying the securitization arrangements, the fair value of the Company’s retained interest has not been materially impacted by the subordination provisions of the securitizations.

6.

Tell us how securitization proceeds, including proceeds from new securitizations, proceeds from collections reinvested in revolving period securitizations, purchases of delinquent or foreclosed loans, servicing fees, and cash flows received on interests that continue to be held by the transferor are presented and captioned in the Consolidated Statement of Cash Flows. Refer to paragraph 17(h) (4) of SFAS 140.

Consistent with the legal form and economic substance of the Company’s securitization arrangements, subsequent to each bankruptcy remote entity’s transfer of an undivided interest in its receivables to a third-party conduit, the Company does not retain an interest in either the conduit or in the transferred undivided interest. In contrast, the retained interest held by the Company represents its interest in the trade accounts receivable that each bankruptcy remote entity owns that have not been sold to the conduit.

The Company’s retained interest (and the receivables underlying this interest) does not meet the definition of a security set forth in SFAS 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). Further, this interest does not meet the criteria in paragraph 14 of SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”) that would require the Company to measure the interest in subsequent

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

reporting periods as an investment in a debt security, classified as either trading or available-for-sale. This results as the retained interest held by the Company represents its interest in trade accounts receivable that each special purpose entity (“SPE”) owns that have not been sold to the conduit. This interest does not meet the definition of a debt security set forth in SFAS 115, as the underlying unit of account is an unsecured trade account receivable (in non-certificated form) that arises from sales on credit to commercial enterprises. Further, were the underlying receivables to be prepaid in their entirety at any point prior to their contractual due date, the Company would fully recover the recorded investment in its retained portion of said receivables. Consequently, this retained piece does not meet the criteria in paragraph 14 of SFAS 140 that would require the Company to measure the interest in subsequent reporting periods like an investment in a debt security classified as either trading or available-for-sale.

As discussed above, since the “unit of account” with respect to the Company’s retained interest is a trade receivable, the Company classifies all cash flows associated with securitization arrangements as operating cash flows in the Company’s Consolidated Statements of Cash Flows.

Tell us if your cash as reported includes any cash reserves in connection with the securitization transaction.

The terms and conditions of the securitization programs do not require any cash collateral, therefore the Company is not required to maintain any related cash reserves.

Tell us your basis of presentation for, and how you determined the amount reported in, “Securitization facilities” captioned under operating activities in the Consolidated Statement of Cash Flows.

The Company respectfully notes that it believes its operating cash flow presentation surrounding securitizations satisfies, in all material respects, the disclosure requirements of SFAS No. 140 given the nature of the Company’s securitization arrangements in effect. In this regard, the Company records on a separate line in the operating section of the Company’s Consolidated Statement of Cash Flows the impact on operating cash flows of new securitization arrangements or amendments to existing programs. Accordingly, for the year ended December 31, 2006, the Company separately identified in operating cash flows the $500 million of cash sources resulting from new securitization arrangements as well as amendments to existing securitizations. The Company has not historically disclosed separately either on the face of the Statement of Cash Flows or in a note to the financial statements, the cash flow effects of recurring amounts outstanding under such arrangements as the net operating cash flow impact to the Company for all reporting periods has not been significant. This is because receivable amounts sold under such arrangements have been consistently at the capped levels (i.e., $650 million in the case of Viacom Receivables I Corporation and $300 million in the case of Viacom Receivables V Corporation) for interim and annual periods. Notwithstanding the above, the Company intends in future filings to enhance existing cash flow disclosures surrounding securitizations as further detailed below.

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

Please provide the information required in paragraph 17(I) of SFAS 140 or tell us why it is not required. In addition, please supplementally provide us a copy of your proposed disclosure for surrounding your securitization arrangements (in 2006 and 2005) including the related accounting policy, which you propose to include in your future filings.

As further described above, the Company’s retained interest in the securitization arrangements are accounts receivable. The Company’s accounts receivable including retained interests under securitization arrangements are high quality receivables that are typically collected in 90 days or less. The Company’s historical level of charges for credit risk related to receivables has not been material to the Company’s financial position or results of operations. Accordingly, due to the nature of the Company’s receivables and in particular the receivables underlying the securitization arrangements, the Company believes the disclosures surrounding accounts receivable and securitizations in the Company’s annual report on Form 10-K as of and for the year ended December 31, 2006 materially comply with the applicable disclosure requirements of paragraph 17(i) of SFAS 140. In future filings, the Company plans to retain the form and content of the disclosures included in Note 9 to the Company’s consolidated financial statements as of December 31, 2006 and 2005 and for the three years ended December 31, 2006. In respect of the Company’s accounting policy disclosures surrounding securitizations, the Company plans in future filings to enhance the accounting policy disclosure by adding the following disclosures to the existing disclosures:

“The Company’s retained interest in account receivable securitizations are reflected at fair value and classified as a component of accounts receivable in the accompanying Consolidated Balance Sheets.”

“The securitization arrangements resulted in the following net operating cash flow impacts for each of the three years ended December 31, 2006:

**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**

7.

We note your response to prior comment 11 and it appears to us that since the trade receivables have been securitized they meet the definition of a debt security. Therefore you should classify the retained interest separately from accounts receivables. Refer to the last paragraph of the debt security definition in paragraph 137 of SFAS 115 and revise or advise.

As further discussed in the Company’s response to Question 6 above, “the unit of account” with respect to the Company’s retained interest is a trade receivable. Accordingly, the Company respectfully notes that the retained interest (and the receivables underlying this interest) does not meet the definition of a security set forth in SFAS 115, Accounting for Certain

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

Investments in Debt and Equity Securities (“SFAS 115”). Further, this interest does not meet the criteria in paragraph 14 of SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”) that would require the Company to measure the interest in subsequent reporting periods as an investment in a debt security, classified as either trading or available-for-sale.

Note 18, Reportable Segments, page 109

8.

We note your response to prior comment 13. Tell us your basis for concluding that MTV and BET Networks have similar economic characteristics and cater to the same type or class of viewers (end customers).

As a matter of background information, the Company acquired BET Networks (“BETN”) in 2001 and since the acquisition has consistently aggregated BETN and MTV Networks (“MTVN”) (collectively the “Networks”) in the Media Networks reportable operating segment.

**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**

As discussed below, the Company believes that BETN’s financial results do not fully reflect its operating results on a stand alone basis as numerous inputs, processes and outputs and their related costs are shared with and not fully allocated to BETN.

Similar economic characteristics

The Company strongly believes that both Networks have similar business prospects and face similar competitive challenges. Therefore, the Company respectfully submits that MTVN and BETN have similar economic characteristics.

The Company respectfully notes that BETN and MTVN both own, program, and operate advertising supported basic cable television networks. At December 31, 2006, BETN and MTVN collectively had over 135 cable channels. Both compete with other cable programming services and other media platforms such as broadcast television and digital media for share of audience and the time spent by audiences viewing their respective specific program offerings. Both Networks compete for a share of the cable television advertising dollars spent by advertisers; BETN and MTVN compete with other basic cable programming services for distribution with cable and satellite operators; and both compete for creative talent to develop, produce and act in their programs. Both BETN and MTVN’s principal sources of revenue are advertising aired on the Networks, and affiliate fees from cable operators and satellite providers who distribute the Networks’ programming services to their subscribers. The CODM views the advertising and affiliate fee revenue growth prospects of BETN and MTVN to be similar in making resource allocation decisions.

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

Both MTVN and BETN generate over **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** of their revenues from the sale of advertising. The audience reach of BETN’s and MTVN’s core channels is similar as they are carried by the vast majority of cable and satellite operators. Accordingly, the Company’s advertising revenue growth prospects are largely determined by the level of spending by advertisers on cable television.

BETN and MTVN compete with each other and third party cable channels for a share of the overall advertiser spending in basic cable television, and on a broader basis with other media such as broadcast television, digital media, radio, and outdoor. Macro-economic factors, such as the level of consumer spending, impact total advertiser spending. Cable channels will outgrow or lag overall advertising spending growth based primarily on the effectiveness of their programming in reaching audiences that advertisers covet.

The Company’s strategy is to target specific audiences. Audience levels, measured as “ratings”, are the key factor in attracting advertiser spending. As the Company follows similar programming strategies across its cable channels by targeting specific audiences/demographics, it believes long term ratings performance and therefore advertising revenue prospects for BETN and MTVN will be similar. **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**.

BETN and MTVN also have similar growth prospects for affiliate revenues. BETN and MTVN core channels are widely distributed by cable and satellite operators. Therefore, as with advertising revenues, affiliate fee revenues will grow principally based on the ratings of cable channels. As noted above, because the Company pursues similar programming strategies to reach targeted audiences, it also believes long term growth prospects for affiliate fee revenues will be similar. The Company also notes that BETN and MTVN advertising and affiliate sales support functions are in numerous instances carried out by MTVN. **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**.

In support of similar revenue growth prospects, the Company notes that the compound annual growth rate over the three years ended December 31, 2006 has been **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** for both BETN and MTVN.

In addition to considering the growth prospects of MTVN and BETN revenues, the Company also evaluated their cost structure. The Company notes that the principal expenses of operating a cable network include programming, distribution and selling expenses. As discussed above, the Company follows similar programming strategies for its channels and thus anticipates realizing similar returns on programming investments. Distribution arrangements are often negotiated across the portfolio of programming services and thus the cost of distribution activities are comparable across channels. Lastly, selling expenses including commissions paid

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

to the sales force are principally variable in nature and are generally consistent across cable networks as a percentage of overall revenues.

The Company notes however, that **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** operating income margins as presented to the CODM, and reflecting the factors described below, have exceeded those of **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** by over **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** each year for the period 2004 to 2006. The Company believes these operating income margin differences relate to several specific factors, including acquisition related impacts, and do not evidence dissimilar long term operating income margin characteristics.

The Company notes the following principal causal factors in the operating income margin variances between BETN and MTVN.

**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** performs services on behalf of **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** that are not fully reflected in **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** operating expenses. An example is affiliate sales activities. **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** affiliate sales staff negotiates numerous distribution agreements and provides ongoing supporting activities with cable and satellite operates for both **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** and **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**. No allocations of related costs are made from **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** to **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**, which favorably impacts **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** operating margin and negatively impacts **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**.

Programming costs represents the largest component of operating expenses for both BETN and MTVN. Historically, **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** has had programs which have been licensed from related parties. The profitability of such related party programming has been significantly lower than programming licensed from third parties thereby negatively impacting **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** operating margins.

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** operating margins have been negatively impacted from acquisitions consummated over the last several years due in part to the amortization of finite lived intangibles arising from such acquisitions. **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** did not have any significant acquisitions activity over the same time period.

**CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** has incurred restructuring charges. These charges have negatively impacted **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** margins, and the Company also notes that such charges were incurred for the downsizing or reorganizing of functions that also carry out activities on behalf of **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83**, such as affiliate sales. However, no allocations of such costs are reflected in **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** stand alone operating income.

In summary, the Company respectfully concluded that BETN and MTVN have similar economic and growth prospects and pursue similar programming strategies to target and grow their audiences. The Company also leverages numerous **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** functions to support **CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83** operating activities and numerous advertising and affiliate transactions are done on a joint basis. The Company believes that recent operating income margin differences between BETN and MTVN are due to specific factors, including those noted above, that are not indicative of dissimilar long term economic characteristics and respectfully submits that aggregating BETN and its four cable channels and MTVN and its 135 cable channels within the Media Networks reportable segment is consistent with the objectives and principles of SFAS 131.

MTV and BET Networks cater to the same type of viewers.

The Company respectfully notes that the customers of BETN and MTVN are advertisers who purchase commercial time on the Company’s programming services and cable satellite operators who pay the Company fees to carry the Company’s programming services to subscribers of their service. Such customers are consistent across Networks.

In terms of viewers, BETN is the leading consumer brand in the urban marketplace with targeted programming for African Americans. Examples of programs include Lil Kim: Countdown to Lockdown, College Hill, The BET Awards, and The BET Hip Hop Awards. MTVN also targets African American viewers through such programs as Pimp my Ride, The Dave Chappelle Show, The MTV Music Video Awards, Real World, The MTV Movie Awards, The VH1 Hip Hop Honors, Flavor of Love, The Ultimate Fighter, Spike TV’s Video Game Awards, and Pros vs. Joes. In fact,

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

some MTVN programming has aired on the BET, such as Run’s House; while College Hill, a BET program, has also aired on MTVN.

9.	Tell us your basis for aggregating Famous Music within Filmed Entertainment versus Media Networks.

In determining its conclusion to aggregate Famous Music within Filmed Entertainment versus Media Networks, the Company considered several qualitative factors. These factors included:

•	Famous Music was founded in 1928 by Paramount Pictures’ predecessor, the Famous-Lasky Corporation, to publish music from its “talking pictures.”
•	The Company acquired Paramount Pictures Corporation (“Paramount”) in 1994. Famous Music was then a wholly owned subsidiary of Paramount.
•	From the date of the Paramount acquisition through 2005, Famous Music was managed by Paramount, and thus did not qualify as an operating segment of the Company.
•

Famous Music produces and distributes music to a diversified range of global media through the exploitation of its catalog of more than 125,000 songs and sound cues that span seven decades. Famous Music provides licensing and administration services for many prominent music catalogs, with the largest component of its historical revenues generated by music licensed from Paramount originally composed for use in its films.

•

In many instances, Paramount and Famous benefit from the same revenue generating transactions. Paramount participates in revenues generated by Famous from licensing music derived from Paramount films. In addition, when Paramount licenses a film, frequently Famous Music receives publishing revenues as the film is exploited.

•	A number of administrative services are provided to Famous Music by Paramount, including payroll and human resources.
•

Paramount and Famous exhibit similar business characteristics. Both seek to systematically monetize catalogs (films for Paramount and compositions for Famous Music) the success of which is highly dependent on audience receptivity. The number and mix of film and musical composition releases in any particular period also have a significant impact on the financial results of Paramount and Famous Music, respectively. The revenues, operating expenses and operating profits of Paramount and Famous Music can therefore be highly volatile from quarter to

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

quarter and year to year, in contrast to Media Networks, which historically exhibits systematic revenue growth and relatively stable operating income margins.

The Company further respectfully notes that Famous Music was sold on July 31, 2007 and is reported as an asset held for sale and presented as a discontinued operation in the Company’s June 30, 2007 Form 10-Q, including the exclusion of its results from the Filmed Entertainment reportable segment. The Company will either file a Form 8-K which will include audited financial statements of the Company for the three years ended December 31, 2006 to reflect Famous Music as a discontinued operation or reflect Famous Music as a discontinued operation in the audited financial statements included in the Company’s Form 10-K for the year ended December 31, 2007.

10.

We further note your statement on page 24 that a new internal management structure, including a specific segment manager for Famous Music, was put in place in 2006 primarily to ready the business for sale. Tell us if you considered reporting Famous Music as “held for sale.” Refer to paragraph 30 of SFAS 144.

The Company did consider reporting Famous Music as “held for sale” at December 31, 2006 and March 31, 2007; however, the segment did not meet the specific criteria to qualify as held for sale outlined in paragraph 30 of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), prior to the second quarter of 2007.

Specifically, a proposed transaction of this size requires Board approval in accordance with the Company’s policies. Such approval was not obtained by the Company until shortly before the May 30, 2007 announcement of the agreement reached to sell Famous Music. As a result, management did not have the authority to sell Famous Music prior to the second quarter of 2007.

* * * *

We hereby acknowledge on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson

Securities and Exchange Commission	August 10, 2007

Sincerely,

/s/Stephen T. Giove

Stephen T. Giove

cc:	Larry Spirgel, Assistant Director, Securities and Exchange Commission

Philippe P. Dauman, President and Chief Executive Officer

Thomas E. Dooley, Senior Executive Vice President, Chief Administrative Officer and

Chief Financial Officer

Jacques Tortoroli, Senior Vice President, Controller and Chief Accounting Officer

Michael D. Fricklas, Executive Vice President, General Counsel and Secretary

Frederic V. Salerno, Chairman of the Audit Committee

James O’Shaughnessy, PricewaterhouseCoopers LLP

Rudy Licciardi, PricewaterhouseCoopers LLP

Confidential Treatment of Limited Portions of the
Responses to Comments 1, 4, 6 and 8 Requested by
Viacom Inc. Pursuant to Rule 83